Brian J. Kearns Chief Financial Officer 9000 State Road Philadelphia, PA 19136

March 7, 2008

Jim B. Rosenberg

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

I am writing this letter to request an extension of Lannett’s required response date to the SEC comment letter dated January 29, 2008.

Lannett Company is requesting that our response to the above referenced SEC comment letter be submitted on or about March 14, 2008 in order to provide you with a complete and thorough response.

I appreciate your consideration of this extension request and would like to thank you in advance for being available to address potential questions as we respond to your comments.

Sincerely,

Brian J. Kearns

cc. Mark Brunhofer

Lannett Company, Inc.   9000 State Road   Philadelphia, PA 19136   phone 215-333-9000